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06005889

AB 3/22/06

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[...]MMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 01 2006 WASH. D.C. 152 SECTION PROCESSING

SEC FILE NUMBER
8- 53248

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Revolution Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Park Plaza
(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter Falvey (617-375-4202)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rogers, Suleski & Associates, LLC
(Name – *if individual, state last, first, middle name*)

464 Hillside Avenue, Suite 202	Needham Heights	MA	02494
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Peter Falvey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Revolution Partners, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

ELAINE M. MARTIN, Notary Public
My Commission Expires June 16, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REVOLUTION PARTNERS, LLC

Financial Statements

For the Years Ended December 31, 2005 and 2004

REVOLUTION PARTNERS, LLC
Financial Statements
For the Years Ended December 31, 2005 and 2004

Contents

RS&A
ROGERS-SULESKI
& ASSOCIATES, LLC

CERTIFIED PUBLIC ACCOUNTANTS
464 Hillside Avenue - Suite 202
Needham Heights, MA 02494

Tel: 781-444-5500
Fax: 781-444-9475
www.rogers-suleski.com

Independent Auditors' Report

To the Members of
Revolution Partners, LLC
Boston, MA

We have audited the accompanying balance sheets of Revolution Partners, LLC as at December 31, 2005 and 2004, and the related statements of income, members' equity, and cash flows for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Revolution Partners, LLC as at December 31, 2005 and 2004, and the results of its operations and its cash flows the years ended December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the income statement schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements. The computation of net capital is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The income statement schedules and the computation of net capital have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rogers, Suleski & Associates, LLC

Needham Heights, Massachusetts
February 1, 2006

REVOLUTION PARTNERS, LLC
Balance Sheet
As at December 31, 2005 and 2004

	2005	2004
ASSETS		
Current assets:		
Cash	$ 986,071	$2,151,910
Accounts receivable	215,531	291,275
Total current assets	1,201,602	2,443,185
Property and equipment, net	78,148	79,520
Other assets:		
Investments, at cost	115,500	115,500
Security deposits	67,000	86,000
Total other assets	182,500	201,500
Total Assets	$1,462,250	$2,724,205
LIABILITIES AND MEMBERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,641	$ 120,467
Accrued expenses	536,846	1,680,946
Accrued profit-sharing contribution	206,228	155,626
Total current liabilities	744,715	1,957,039
Equity:		
Members' equity	717,535	767,166
Total Liabilities and Members' Equity	$1,462,250	$2,724,205

See Accompanying Notes to Financial Statements

REVOLUTION PARTNERS, LLC

Statement of Income

For the Years Ended December 31, 2005 and 2004

	2005	2004
Revenue	$4,919,441	$6,015,179
Operating expenses	3,455,035	4,082,899
Income from operations	1,464,406	1,932,280
Other income	4,860	7,188
Net income	$1,469,266	$1,939,468

See Accompanying Notes to Financial Statements

REVOLUTION PARTNERS, LLC
Statements of Members' Equity
For the Years Ended December 31, 2005 and 2004

Balance at December 31, 2003	$ 986,088
Members' distributions	(2,158,390)
Net income	1,939,468
Balance at December 31, 2004	767,166
Members' distributions	(1,518,897)
Net income	1,469,266
Balance at December 31, 2005	$ 717,535

See Accompanying Notes to Financial Statements

REVOLUTION PARTNERS, LLC
Statements of Cash Flows
For the Years Ended December 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$1,469,266	$1,939,468
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	27,849	23,586
Loss on disposal of equipment	4,319	-
Decrease (increase) in operating assets:		
Accounts receivable	75,744	(158,756)
Other current assets	-	10,767
Increase (decrease) in operating liabilities:		
Accounts payable	(118,826)	98,559
Accrued expenses	(1,144,100)	874,890
Accrued profit-sharing contribution	50,602	41,152
Net Cash Provided by Operating Activities	364,854	2,829,666
CASH FLOWS FROM INVESTING ACTIVITIES		
Security deposit refund received	19,000	-
Purchases of property and equipment	(30,796)	(54,269)
Net Cash Used in Investing Activities	(11,796)	(54,269)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to members	(1,518,897)	(2,158,390)
Net Cash Used in Financing Activities	(1,518,897)	(2,158,390)
Net Increase (Decrease) in Cash	(1,165,839)	617,007
Cash at Beginning of Period	2,151,910	1,534,903
Cash at End of Period	$ 986,071	$2,151,910

See Accompanying Notes to Financial Statements

1. *Nature of Business*

Revolution Partners, LLC (the "Company") is a technology investment banking boutique located in Boston, Massachusetts. The Company specializes in mergers and acquisitions and private capital fundraising.

2. *Summary of Significant Accounting Policies*

Accounting Method
The financial statements are prepared on the accrual method of accounting in accordance with generally accepted accounting principles.

Accounts Receivable
Accounts are charged to bad debt expense as they are deemed uncollectible based on a periodic review of the accounts. At December 31, 2005 and 2004, management considered all accounts receivable to be collectible.

Property and Equipment
Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any remaining gain or loss is reflected as income or expense. The cost of maintenance and repairs is charged to expense when incurred.

Investments
The Company classifies investments as "held to maturity" as the stock is restricted until the expiration of a lockout period. Investments classified as held to maturity are recorded at cost.

Income Taxes
The Company has elected to be taxed as a partnership under the Internal Revenue Code and a state statute. In lieu of the Company paying income taxes, the members of the Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state income taxes is included in these financial statements.

2. *Summary of Significant Accounting Policies (continued)*

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. *Property and Equipment*

Property and equipment consists of the following as of December 31:

	Estimated Useful Lives	2005	2004
Furniture and fixtures	7 years	$ 36,784	$ 36,784
Computer equipment	3 - 5 years	102,623	96,495
		139,407	133,279
Less accumulated depreciation		(61,259)	(53,759)
		$ 78,148	$ 79,520

Depreciation expense totaled $27,849 and $23,586 for the years ended December 31, 2005 and 2004, respectively.

4. *Investments*

The Company receives warrants and stock options from clients in addition to fees for services rendered. The warrants and options carry varying exercise prices and expiration dates. As of December 31, 2005 and 2004, the Company has not exercised any warrants or options.

5. *Leases*

The Company leases its facilities and certain equipment under operating lease agreements expiring at various dates through 2009. At December 31, 2005, the Company's annual future minimum payments required under these leases are as follows:

2006	$ 250,591
2007	255,691
2008	260,786
2009	108,661
Total	$ 875,729

Rental expense under all operating leases was approximately $247,319 and $159,457 for the years ended December 31, 2005 and 2004, respectively.

6. *Concentrations*

The Company maintains substantially all of its cash at financial institutions in bank accounts that at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts nor does it believe that the cash is exposed to any significant risk.

7. *401(k) Plan*

The Company maintains a 401(k) plan (the "Plan") for its employees. An employee of the Company becomes eligible to participate in the Plan on the first day of the month following their first month of employment and having attained the age of 21. The Company may make matching and discretionary contributions to the Plan on the behalf of its employees. The Company did not make any matching contributions for the years ended December 31, 2005 and 2004. However, the Company made a discretionary contribution for the years ended December 31, 2005 and 2004 of $206,228 and $155,626, respectively.

8. *Net Capital*

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. For the year ended December 31, 2005, the Company had net capital of $241,356, which was in excess of the minimum net capital of $49,648 and the Company's aggregate indebtedness to net capital ratio was 3.1 to 1. For the year ended December 31, 2004, the Company had net capital of $194,871, which is in excess of the minimum net capital of $130,469 and the Company's aggregate indebtedness to net capital ratio was 10.1 to 1.

9. *SEC Reporting Requirements*

The following SEC information is not applicable to the Company:

- Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3.
- Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- A copy of the SIPC Supplement Report.
- A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

10. ***Reconciliation with Company's Computation of Net Capital Included in Part IIA of Form X-17A-5 as of December 31, 2005 and 2004***

There was no significant difference between net capital reported in Part IIA of Form X-17A-5 and net capital reported in footnote 8.

REVOLUTION PARTNERS, LLC
Income Statement Schedules
For the Years Ended December 31, 2005 and 2004

	2005	2004
Revenue:		
Advisory fees	$4,804,343	$5,840,256
Reimbursed expenses	115,098	174,923
Total Revenue	$4,919,441	$6,015,179
Operating Expenses:		
Bad debt expense	$ 35,836	$ 80,034
Business development	207,315	210,083
Charitable Contributions	2,661	-
Consulting expense	36,881	48,415
Depreciation	27,849	23,586
Dues and subscriptions	16,961	27,631
Equipment rental	9,160	11,029
Insurance	154,987	118,051
Maintenance	1,890	334
Marketing	10,596	33,066
Meals and entertainment	33,285	9,654
Moving expense	-	16,174
Office supplies and expense	65,932	63,319
Postage and delivery	3,347	5,211
Printing and reproduction	217	2,872
Real Estate Taxes	2,966	-
Professional services	142,777	120,291
Profit-sharing expense	206,228	155,626
Rent	238,159	148,428
Research	112,590	113,559
Salaries and wages	1,960,768	2,689,330
Taxes, payroll	127,064	90,641
Telephone	22,356	35,666
Travel	26,389	71,142
Utilities	8,821	8,757
Total Operating Expenses	$3,455,035	$4,082,899
Other Income (Expense):		
Interest income	$ 9,179	$ 7,188
Loss on disposal of equipment	(4,319)	-
Total Other Income	$ 4,860	$ 7,188

See Independent Auditors' Report

REVOLUTION PARTNERS, LLC
Computation of Net Capital
As at December 31, 2005 and 2004

	2005	2004
Total assets	$1,462,250	$2,724,205
Total liabilities	744,715	1,957,039
Net worth	717,535	767,166
Non-allowable assets	476,179	572,295
Tentative net capital	241,356	194,871
Minimum net capital	49,648	130,469
Excess net capital	$ 191,708	$ 64,402

See Independent Auditors' Report

RS&A
ROGERS-SULESKI
& ASSOCIATES, LLC

CERTIFIED PUBLIC ACCOUNTANTS
464 Hillside Avenue - Suite 202
Needham Heights, MA 02494

Tel: 781-444-5500
Fax: 781-444-9475
www.rogers-suleski.com

Report on Internal Control

To the Members of
Revolution Partners, LLC
Boston, MA

In planning and performing our audits of the financial statements and supplemental schedules of Revolution Partners, LLC for the years ended December 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rogers, Sullivan & Associates, LLC

Needham Heights, Massachusetts
February 1, 2006